UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

OMNI Energy Services Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

68210T109
(CUSIP Number)

Michael T. Johnson
909 Poydras Street, Suite 2230
New Orleans, Louisiana 70112
504-522-4850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:   All numbers of shares included herein have been adjusted to reflect a 1-for-3 reverse split of the Issuer’s common stock effective July 2, 2002.

CUSIP No. 68210T109

1)	Name of Reporting Person
Steven T. Stull

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	8,000
Shares Bene-
ficially	8)Shared Voting Power	4,086,550
Owned by
Each Reporting	9)Sole Dispositive Power	8,000
Person
With	10) Shared Dispositive Power	4,086,550

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	4,094,550

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	45%

14)	Type of Reporting Person	IN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners Limited Partnership

I.R.S. Identification No. of above person: 72-1216872

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	97,994
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	97,994

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	97,994

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	1.1%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners II Limited Partnership

I.R.S. Identification No. of above person: 72-1236549

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	331,277
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	331,277

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	331,277

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	3.6%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Corporation

I.R.S. Identification No. of above person: 72-1201602

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	429,271
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	429,271

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	429,271

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	4.7%

14)	Type of Reporting Person	CO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners III Limited Partnership

I.R.S. Identification No. of above person: 72-1264304

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	538,686
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	538,686

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	538,686

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	5.9%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Management Corporation

I.R.S. Identification No. of above person: 72-1262990

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	538,686
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	538,686

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	538,686

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	5.9%

14)	Type of Reporting Person	CO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners IV Limited Partnership

I.R.S. Identification No. of above person: 72-1291972

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	1,008,565
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	1,008,565

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,008,565

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	11.1%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Financial Company, L.L.C.

I.R.S. Identification No. of above person: 72-1295140

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	1,008,565
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	1,008,565

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,008,565

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	11.1%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners V Limited Partnership

I.R.S. Identification No. of above person: 72-1310986

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	619,197
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	619,197

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	619,197

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	6.8%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Advisors, L.L.C.

I.R.S. Identification No. of above person: 72-1310983

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	619,197
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	619,197

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	619,197

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	6.8%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners VI Limited Partnership

I.R.S. Identification No. of above person: 72-1402146

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	733,090
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	733,090

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	733,090

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	8.1%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital NOLA VI, L.L.C.

I.R.S. Identification No. of above person: 72-1400488

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	733,090
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	733,090

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	733,090

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	8.1%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners VII Limited Partnership

I.R.S. Identification No. of above person: 72-1402410

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	5,312
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	5,312

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	5,312

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.06%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital NOLA VII, L.L.C.

I.R.S. Identification No. of above person: 72-1400489

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	5,312
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	5,312

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	5,312

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.06%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners VIII Limited Partnership

I.R.S. Identification No. of above person: 72-1402147

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	1,250
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	1,250

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,250

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.01%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital NOLA VIII, L.L.C.

I.R.S. Identification No. of above person: 72-1401236

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	1,250
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	1,250

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,250

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.01%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners IX Limited Partnership

I.R.S. Identification No. of above person: 72-1401733

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	255,555
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	255,555

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	255,555

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	2.8%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital NOLA IX, L.L.C.

I.R.S. Identification No. of above person: 72-1401731

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	255,556
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	255,556

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	255,556

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	2.8%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Partners X Limited Partnership

I.R.S. Identification No. of above person: 72-1452790

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	495,000
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	495,000

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	495,000

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	5.4%

14)	Type of Reporting Person	PN

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital NOLA X, L.L.C.

I.R.S. Identification No. of above person: 72-1452786

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	495,000
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	495,000

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	495,000

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	5.4%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Technology Fund, L.L.C.

I.R.S. Identification No. of above person: 72-1339619

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	625
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	625

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	625

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.006%

14)	Type of Reporting Person	OO

CUSIP No. 68210T109

1)	Name of Reporting Person
Advantage Capital Technology Advisors, L.L.C.

I.R.S. Identification No. of above person: 72-1339620

2)	Check the appropriate box if a member of a group
	(a)	x
(b)

3)	SEC Use Only

4)	Source of Funds
OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization
United States

Number of	7)Sole Voting Power	0
Shares Bene-
ficially	8)Shared Voting Power	625
Owned by
Each Reporting	9)Sole Dispositive Power	0
Person
With	10) Shared Dispositive Power	625

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	625

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	.006%

14)	Type of Reporting Person	OO

Item 1. Security and Issuer.

            This statement relates to the common stock, $.0.01 par value per share (the “Common Stock”), of OMNI Energy Services Corp. (the “Issuer”), a Louisiana corporation.  The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2. Identity and Background

(a)	Names of Reporting Persons:

Steven T. Stull
Advantage Capital Partners Limited Partnership
Advantage Capital Partners II Limited Partnership
Advantage Capital Corporation
Advantage Capital Partners III Limited Partnership
Advantage Capital Management Corporation
Advantage Capital Partners IV Limited Partnership
Advantage Capital Financial Company, L.L.C.
Advantage Capital Partners V Limited Partnership
Advantage Capital Advisors, L.L.C.
Advantage Capital Partners VI Limited Partnership
Advantage Capital NOLA VI, L.L.C.
Advantage Capital Partners VII Limited Partnership
Advantage Capital NOLA VII, L.L.C.
Advantage Capital Partners VIII Limited Partnership
Advantage Capital NOLA VIII, L.L.C.
Advantage Capital Partners IX Limited Partnership
Advantage Capital NOLA IX, L.L.C.
Advantage Capital Partners X Limited Partnership
Advantage Capital NOLA X, L.L.C.
Advantage Capital Technology Fund, L.L.C.
Advantage Capital Technology Advisors, L.L.C.

(b)	Principal Business Address of Reporting Persons

909 Poydras Street, Suite 2230
New Orleans, Louisiana 70112

(c)	Mr. Stull is a founding partner of the Advantage Capital partnerships, which are institutional venture capital funds.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)

The Reporting Persons have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)	The Reporting Persons are United States citizens or are organized under the laws of a state of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

Securities of the Issuer were acquired by the Reporting Persons for investment purposes.

(a)	See Item 6 for information on the proposed disposition of securities of the Issuer by the Reporting Persons.

(b)-(j)

The Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D, except that changes to the membership of the Board of Directors of the Issuer may occur following the proposed sale of securities of the Issuer described in Item 6 hereof.

Item 5. Interest in Securities of the Issuer

(a)	As of August 30, 2002, the Reporting Persons beneficially owned shares of the Common Stock listed below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Which Reporting Person has Right to Acquire
Steven T. Stull	4,094,550	45%	1,232,165
Advantage Capital Partners Limited Partnership	97,994	1.1%	–
Advantage Capital Partners II Limited Partnership	331,277	3.6%	–
Advantage Capital Corporation	429,271	4.7%	–
Advantage Capital Partners III Limited Partnership	538,686	5.9%	–
Advantage Capital Management Corporation	538,686	5.9%	–
Advantage Capital Partners IV Limited Partnership	1,008,565	11.1%	–
Advantage Capital Financial Company, L.L.C.	1,008,565	11.1%	–
Advantage Capital Partners V Limited Partnership	619,197	6.8%	–
Advantage Capital Advisors, L.L.C.	619,197	6.8%	–
Advantage Capital Partners VI Limited Partnership	733,090	8.1%	733,090
Advantage Capital NOLA VI, L.L.C.	733,090	8.1%	733,090
Advantage Capital Partners VII Limited Partnership	5,312.06%		5,312
Advantage Capital NOLA VII, L.L.C.	5,312.06%		5,312
Advantage Capital Partners VIII Limited Partnership	1,250.01%		1,250
Advantage Capital NOLA VIII, L.L.C.	1,250.01%		1,250
Advantage Capital Partners IX Limited Partnership	255,556	2.8%	255,555
Advantage Capital NOLA IX, L.L.C.	255,556	2.8%	255,555
Advantage Capital Partners X Limited Partnership	495,000	5.4%	228,333
Advantage Capital NOLA X, L.L.C.	495,000	5.4%	228,333
Advantage Capital Technology Fund, L.L.C.	625.006%		625
Advantage Capital Technology Advisors, L.L.C.	625.006%		625

(b)	See Items 7 through 10 of the Cover Pages for information as to the voting power and dispositive power of shares of Common Stock beneficially owned by each Reporting Person.

(c)	The Reporting Persons had no transactions in Common Stock of the Issuer in the past
60 days.

(d)	Other party with right to receive or direct receipt of dividends or proceeds:

Not applicable.

(e)	Date Reporting Person ceased to beneficially own more than 5% of shares:

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On August 30, 2002, Advantage Capital Partners Limited Partnership, Advantage Capital Partners II Limited Partnership, Advantage Capital Partners III Limited Partnership, Advantage Capital Partners IV Limited Partnership, Advantage Capital Partners V Limited Partnership, Advantage Capital Partners VI Limited Partnership, Advantage Capital Partners VII Limited Partnership, Advantage Capital Partners VIII Limited Partnership, Advantage Capital Partners X Limited Partnership and Advantage Capital Technology Fund, L.L.C. (collectively, the “Sellers”) entered into a Stock Purchase Agreement (the “ Agreement”) with OESC Investors, a Texas limited liability company (the “Purchaser”) for the sale of common and preferred stock of the Issuer.  The Sellers believe that the Purchaser is 100% owned by current executive officers of the Issuer.  The Agreement is filed as Exhibit B hereto.

            Sellers own, beneficially and of record, 7,500 shares of Series A Preferred Stock, par value $1,000 per share, of the Issuer (the “Series A Preferred Stock”), 4,600 shares of Series B Preferred Stock, par value $1,000 per share, of the Issuer (the “Series B Preferred Stock”) 2,862,385 shares of the Common Stock, and warrants or options to purchase 1,232,165 shares.  Sellers have agreed to sell to Purchaser an aggregate of 2,000 shares of Series A Preferred Stock, 600 shares of Series B Preferred Stock and 2,862,385 shares of Common Stock (collectively the “ Initial Shares”) for an aggregate purchase price of $8,000,000, plus the amount of all accrued and unpaid dividends on the Initial Shares through the date of the closing.  The Agreement also provides for the sale of an option by Sellers to Purchaser (the “OESC Option”) for $2,000,000 (the “Option Purchase Price”) to buy 5,500 shares of Series A Preferred Stock and 4,000 shares of Series B Preferred Stock (“Option Shares”) from Sellers.  The purchase price payable by the Purchaser to the Sellers to exercise the Option and purchase the Option Shares is $7,500,000, plus the amount of all accrued and unpaid dividends on the Option Shares through the closing of the purchase of the Option Shares.  The OESC Option will expire if it has not been exercised or if the Option Shares have not been sold to the Purchaser by December 31, 2003.

            The consummation of the transaction is subject to financing and other conditions.

Item 7. Material to be Filed as Exhibits.

      Exhibits

A.	A written agreement relating to the filing of a joint Amendment No. 1 to Schedule 13D as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

B.	Stock Purchase Agreement dated August 30, 2002 and exhibits.

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of August 30, 2002.

    August 30, 2002                                                              /s/ Steven T. Stull

Date	Steven T. Stull

ADVANTAGE CAPITAL PARTNERS LIMITED
PARTNERSHIP
ADVANTAGE CAPITAL PARTNERS II
LIMITED PARTNERSHIP
By:	Advantage Capital Corporation, General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL CORPORATION

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS III
LIMITED PARTNERSHIP
By:	Advantage Capital Management Corporation, General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL
MANAGEMENT CORPORATION

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IV
LIMITED PARTNERSHIP
By:	Advantage Capital Financial Company, L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL FINANCIAL
COMPANY, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS V
LIMITED PARTNERSHIP
By:	Advantage Capital Advisors, L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL ADVISORS, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VI
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VI, L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VI, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VII
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VII L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VII, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VIII
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VIII L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VIII, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IX
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA IX, L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL NOLA IX, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS X
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA X, L.L.C., General Partner

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL NOLA X, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY
FUND, L.L.C.
By:	Advantage Capital Technology Advisors, L.L.C., Managing Member

By:	/s/ Steven T. Stull
Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY
ADVISORS, L.L.C.

By:	/s/ Steven T. Stull
Steven T. Stull, President